FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca divests global rights to Movantik

25 February 2020 07:00 GMT

AstraZeneca divests global rights to Movantik

License to RedHill Biopharma supports AstraZeneca's focus on main therapy areas

AstraZeneca has agreed to sublicense its global rights to Movantik (naloxegol), excluding Europe, Canada and Israel, to RedHill Biopharma (RedHill). Movantik is a peripherally acting mu-opioid receptor antagonist (PAMORA) indicated for the treatment of opioid-induced constipation (OIC).

Ruud Dobber, Executive Vice President, BioPharmaceuticals Business Unit, said: "This divestment supports our strategy to realise value from medicines in our portfolio that are mature or outside our current scope to enable reinvestment in our main therapy areas. Movantik is an important established medicine and the divestment to RedHill will ensure its continued availability for patients."

As part of the agreement, AstraZeneca will continue to manufacture and supply Movantik to RedHill during a transition period. In 2015, AstraZeneca entered into a co-commercialisation agreement with Daiichi Sankyo, Inc. for Movantik in the US, which will be transferred to RedHill.

Financial considerations
RedHill will make an upfront payment of $52.5m to AstraZeneca on closing and a further non-contingent payment of $15m in 2021. Income arising from the upfront payment, offset by a charge for derecognition of the associated intangible asset, and the future payment will be reported in AstraZeneca's financial statements within Other Operating Income & Expense. In 2019, Movantik generated sales of $96m in the US. The divestment is expected to complete in the first quarter of 2020, subject to customary closing conditions and regulatory clearances. Upon completion, the agreement will not impact the Company's financial guidance for 2020.

Movantik
Movantik is a once-daily oral PAMORA approved by the US Food and Drug Administration for the treatment of OIC in adult patients with chronic non-cancer pain. Movantik was licensed from Nektar Therapeutics in 2009. It was developed using Nektar's oral small-molecule polymer conjugate technology. In 2016, AstraZeneca divested the rights in Europe to ProStrakan Group (now KKI) and the rights in Canada and Israel to Knight Therapeutics.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Angela Fiorin	BioPharmaceuticals	+44 1223 344 690
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory)	+44 203 749 5631
Tom Waldron	Other medicines	+44 7385 033 717
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 February 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary